Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Intec Bioplastics, Inc.

Offering Statement on Form 1-A

File No. 024-12706

Ladies and Gentlemen:

On behalf of Intec Bioplastics, Inc. (the “Company”), we hereby advise the staff that Amendment No. 1 to the Company’s Offering Statement on Form 1-A is being filed today via EDGAR.

The purpose of Amendment No. 1 is to reflect revisions to the compensation payable to the broker-dealer in connection with the offering, specifically, (i) a reduction in the Selling Commission from 8% to 6.75% of gross proceeds; and (ii) a reduction in the Management Fee from 2% to 1% of gross proceeds. These changes are consistent with the terms of the executed broker-dealer agreement and the FINRA Corporate Financing Department’s Limited Review – No Objections Letter dated February 17, 2026

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) issue an order qualifying the above-referenced Offering Statement so that it may be qualified by 4:00 p.m., Eastern Time, on Thursday, February 19, 2026, or as soon thereafter as is practicable.

The Company understands that the Commission has not reviewed the filing and has made no comments, as reflected in the staff correspondence dated January 26, 2026. The Company acknowledges the following:

a.Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, such action does not foreclose the Commission from taking any action with respect to the filing;

b.The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and

c.The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

d.The Company further acknowledges that it and its management are responsible for the accuracy and adequacy of the disclosures in the Offering Statement, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact the undersigned at your convenience should you require any additional information.

Respectfully submitted,

/s/   David S. Hunt

David S. Hunt

Counsel to Intec Bioplastics, Inc.

cc: Hector Hernandez

     Andes Capital Group, LLC